Exhibit 99.1

Nano Dimension Announces Q3/2024 Results – The Best 3rd Quarter in the Company’s History

Revenue $14.9M, Up 22% from the Same Period in 2023

Announced Two Transformational M&A Agreements in Q3/24 Alone
– With Desktop Metal and Markforged

Gross Margin Higher
48.2% in Q3/2024, Up 4.0% From Q3/2023
46.6% in the First Nine Months of 2024, Up 2.6% From the Same Period in 2023

Adjusted Gross Margin Higher
50.5% in Q3/2024, Up 2.5% From Q3/2023

Net Cash Burn Reduced Substantially
$3M in Q3/2024, Down From $16M in Q3/2023 – a Decrease of 80%

The Company Continues to Urge Shareholders to Vote by December 1st, 2024 for Upcoming Annual General Meeting to Protect This Continued Success

Conference Call to be Held Today at 9:00 a.m. ET

WALTHAM, Mass., Nov. 20, 2024 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM), “Nano Dimension” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printing solutions, today announced financial results for the third quarter ended September 30th, 2024 and shared a letter from Yoav Stern, the Company’s Chief Executive Officer and member of the Board of Directors.

Revenue:

●	For Q3/2024 was $14.9 million, compared to $12.2 million in Q3/2023.

●	For the first nine months of 2024 was $43.2 million, compared to $41.9 million in the same period in 2023.

Gross Margin (“GM”):

●	For Q3/2024 was 48.2%, compared to 44.2% in Q3/2023.

●	For the first nine months of 2024 was 46.6%, compared to 44% in the same period in 2023.

Adjusted1 Gross Margin (“Adjusted GM”):

●	For Q3/2024 was 50.5%, compared to 48.0% in Q3/2023.

●	For the first nine months of 2024 was 48.9%, compared to 47.5%. in the same period in 2023.

Net Loss:

●	For Q3/2024 was a loss of $8.6 million, compared to a loss of $66.9 million in Q3/2023.

●	For the first nine months of 2024 was a loss of $87.9 million, compared to $54.3 million loss in the same period in 2023.

Net Loss excluding changes in the Company’s holdings in Stratasys Ltd.’s (“Stratasys”) shares:

●	For Q3/2024 was a loss of $7.9 million, compared to a loss of $26.6 million in Q3/2023.

●	For the first nine months of 2024 was a loss $30 million, compared to $71.3 million loss in the same period in 2023.

Adjusted EBITDA:

●	For Q3/2024 was negative $14.8 million, compared to negative $30.1 million in Q3/2023.

●	For the first nine months of 2024 was negative $44.5 million, compared to negative $77.3 million in same period in 2023.

[1]	Excluding cost of revenues from depreciation and share-based payments expenses.

Net cash burn:

●	For Q3/2024 was $3 million, compared to Q3/2023’s $16 million[2].

●	For the first nine months of 2024 was $21 million, compared to $74 million for same period in 2023.

Details regarding Adjusted GM, Net Loss excluding changes in Company’s holdings in Stratasys’ shares, Adjusted EBITDA, Net Cash Burn and Net Loss excluding changes in Company’s holdings in Stratasys shares can be found below in this press release under “Non-IFRS Measures.”

CEO MESSAGE TO SHAREHOLDERS:

Dear Fellow Shareholders,

I am pleased to report that we have achieved the strongest third quarter performance in our Company’s history. This remarkable accomplishment comes despite the broader market experiencing continued uncertainty in capital spending on manufacturing equipment – a challenge that has notably impacted many of our industry peers.

Crucially, it is not just about the top-line. As part of our “Reshaping Nano Initiative,” we have reduced our net cash burn to $3 million for the quarter. This is 80% less than the same quarter last year and a key milestone on our path to being an EBITDA positive business.

What makes this quarter truly extraordinary is not just our financial performance, but also the strategic milestones we’ve reached. In Q3 alone, our team successfully announced two transformational M&A agreements – with Desktop Metal, Inc. (on July 3rd, 2024) (“Desktop Metal”) and Markforged Holding Corporation (on September 25th, 2024) (“Markforged”). Each of these deals would be considered landmarks in their own right; to execute both in a single quarter is a testament to our team’s exceptional execution capabilities and our clear strategic vision.

What is surely more exciting is not what we have done, but what the future of Nano Dimension will be and what it is poised to accomplish.

The New Nano Dimension – which includes the business as it is today and Desktop Metal and Markforged – will have:

●	An exemplary technology portfolio that spans digital manufacturing solutions with a focus on additive manufacturing systems that are aligned with the strongest expected future growth of our industry, e.g. additively manufactured electronics, binder jetting for metal, fused filament fabrication (“FFF”) for metal and composites, to name a few.

●	Revenue of $340 million based on 2023 results that delivers scale and the promise of sizeable financial results that can flow down to the bottom-line.

●	A robust capital position of $475 million expected at the time both transactions will have closed, which provides us the flexibility to support our continued development and secure our business well into the future.

●	All of this, along with our financial prowess and meaningful post-merger integration strategy, are expected to enable us to be EBITDA positive in Q4 2026.

Importantly, the above is happening in an industry context where others are losing scale and are themselves jeopardized with a weak capital position. Whether the metric is product or financial, we are poised to succeed.

For those that have followed us over the last few years, most, if not all of this, is not a surprise to you. We have indicated or even said we would accomplish this.

Simply put: Promises made. Promises delivered.

I must address an important matter that requires your attention. An activist investor, Murchinson Ltd. (“Murchinson”), who some of you may recall from their activity last year, has emerged yet again. They seek to challenge and constrain our proven program of growth and transformation through proposals at our upcoming Annual General Meeting. While we respect the right of all shareholders to express their views, we believe their approach will put the very initiatives that have delivered our current successes and positioned us for future growth at risk. A look at their proposals will indicate that Murchinson STILL has yet to create the most basic of plans for value creation, providing NO insight into the business and NO executable ideas.

I urge shareholders to protect their investment and vote “FOR” all of Nano Dimension’s proposals. Act fast – voting cut-off is on Sunday, December 1st, 2024, at 11:59 p.m. ET (it may be even earlier, so please check with your broker). To learn more visit: www.ProtectingNanoValue.com.

Thank you for your continued trust and investment in our Company.

Sincerely,
Yoav Stern
Chief Executive Officer and member of the Board of Directors of Nano Dimension

[2]	Change in cash, cash equivalents and deposits net of treasury shares repurchase

FINANCIAL RESULTS:

Financial results for the third quarter ended September 30, 2024

●	Total revenues for the third quarter of 2024 were $14,856,000, compared to $12,158,000 in the third quarter of 2023. The increase is attributed to increased sales of the Company’s product lines.

●	Total cost of revenues for the third quarter of 2024 was $7,700,000, compared to $6,789,000 in the third quarter of 2023. The increase is attributed to increased sales of the Company’s product lines, partially offset by favorable product mix and operational efficiencies.

●	As a result of the reorganizational plan executed by the Company in the fourth quarter of 2023 and other cost reduction efforts taken in 2024, the Company’s operating expenses across all departments have decreased in the third quarter of 2024 compared to the third quarter of 2023.

●	Research and development (“R&D”) expenses for the third quarter of 2024 were $9,801,000, compared to $12,788,000 in the third quarter of 2023. The decrease is mainly attributed to a decrease in payroll and related expenses, subcontractors and professional services, and materials for R&D use, as well as a decrease in share-based payments expenses, largely associated with organizational synergies.

●	Sales and marketing (“S&M”) expenses for the third quarter of 2024 were $6,952,000, compared to $7,715,000 in the third quarter of 2023. The decrease is mainly attributed to a decrease in payroll and related expenses, as well as a decrease in share-based payments expenses, largely associated with organizational synergies.

●	General and administrative (“G&A”) expenses for the third quarter of 2024 were $9,960,000, compared to $20,848,000 in the third quarter of 2023. The decrease is mainly attributed to a decrease in professional services, associated in part with organizational synergies.

●	Other expenses, net for the third quarter of 2024 were $721,000. The forementioned expenses were related to Desktop Metal and Markforged transaction costs.

●	Net loss attributable to owners of the Company for the third quarter of 2024 was $8,346,000, or $0.05 loss per share, compared to net loss of $66,604,000, or $0.26 per share, in the third quarter of 2023. The decrease is mainly attributed to the revaluation of the Company’s investment in Stratasys shares, as well as a decrease in the Company’s operating expenses across all departments.

Financial results for the Nine months ended September 30, 2024

●	Total revenues for the nine months period ended September 30, 2024, were $43,206,000, compared to $41,860,000 in the nine months period ended September 30, 2023. The increase is attributed to increased sales of the Company’s product lines in 2024.

●	Total cost of revenues for the nine months period ended September 30, 2024, were $23,064,000, compared to $23,430,000 in the nine months period ended September 30, 2023. The decrease is attributed mostly to favorable product mix and increased operational efficiencies.

●	As a result of the reorganization plan executed by the Company in the fourth quarter of 2023 and other cost reduction efforts taken in 2024, the Company’s operating expenses across all departments have decreased in the first nine months of 2024 compared to the first nine months of 2023.

●	R&D expenses for the nine months period ended September 30, 2024, were $28,055,000, compared to $48,424,000 in the nine months period ended September 30, 2023. The decrease is attributed mostly to a decrease in payroll and related expenses, materials for R&D use, subcontractors and professional services, share-based payments expenses and other R&D expenses, largely associated with organizational synergies.

●	S&M expenses for the nine months period ended September 30, 2024, were $20,690,000, compared to $23,418,000 in the nine months period ended September 30, 2023. The decrease is mainly attributed to a decrease in payroll and related expenses, as well as a decrease in share-based payments expenses, largely associated with organizational synergies.

●	G&A expenses for the nine months period ended September 30, 2024, were $28,143,000, compared to $44,203,000 in the nine months period ended September 30, 2023. The decrease is mainly attributed to a decrease in professional services expenses, associated in part with organizational synergies.

●	Other expenses, net for the nine months period ended September 30, 2024, were $3,333,000. The forementioned expenses mainly related to Desktop Metal and Markforged transaction costs.

●	Net loss attributable to owners of the Company for the nine months period ended September 30, 2024 was $87,089,000, or $0.40 loss per share, compared to net loss of $53,501,000, or $0.21 per share, in the nine months period ended September 30, 2023. The increase is mainly attributed to the revaluation of the Company’s investment in Stratasys shares.

Conference call information

The Company will host a conference call to discuss these financial results today, November 20th, 2024, at 9:00 a.m. ET (4:00 p.m. IDT).

We encourage participants to pre-register for the conference call using the following link: https://dpregister.com/sreg/10194549/fdfe9b0a00

Participants can also dial-in/connect by following the below:

●	Toll-free: 844-695-5517 (to listen in an ask questions)

●	International: +1-412-902-6751 (to listen in and ask questions)

●	Webcast: https://event.choruscall.com/mediaframe/webcast.html?webcastid=ruEpbhYm (to view a presentation)

For those unable to participate in the conference call, there will be a replay available from a link on Nano Dimension’s website at http://investors.nano-di.com/events-and-presentations.

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension has served over 2,000 customers across vertical target markets such as aerospace and defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The Company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Nano Dimension’s, Desktop Metal’s and Markforged’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The acquisitions of Desktop Metal and Markforged are subject to closing conditions, some of which are beyond the control of Nano Dimension, Desktop Metal or Markforged. For example, Nano Dimension is using forward-looking statements when it discusses benefits and advantages of the proposed transactions with Markforged and Desktop Metal, and the combined company, the combined company’s revenues and cash, the Company’s vision, and that the Company will be EBITDA positive by Q4 2026. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 21, 2024, and in any subsequent filings with the SEC. The combined company financial information included in this communication has not been audited or reviewed by Nano’s auditors and such information is provided for illustrative purposes only. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Markforged filed a definitive proxy statement with the SEC on November 13, 2024. Markforged may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement or any other document that Markforged may file with the SEC. The definitive proxy statement has been mailed to shareholders of Markforged. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement and other documents containing important information about Markforged and the proposed transaction, at the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Markforged will be available free of charge on Markforged’s website at https://investors.markforged.com/sec-filings.

Participants in the Solicitation

Nano, Markforged and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Markforged shareholders in respect of the proposed transaction. Information about the directors and executive officers of Nano, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Nano’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, which was filed with the SEC on March 21, 2024. Information about the directors and executive officers of Markforged, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Markforged’s proxy statement for its 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 26, 2024 and Markforged’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on March 15, 2024. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement carefully before making any voting or investment decisions. You may obtain free copies of these documents from Nano or Markforged using the sources indicated above.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Tomer Pinchas, CFO & COO | ir@nano-di.com

Unaudited Consolidated Statements of Financial Position as at

	September 30,		December 31,
	2023	2024	2023[3]
(In thousands of USD)	(Unaudited)	(Unaudited)
Assets
Cash and cash equivalents	489,323	213,660	309,571
Bank deposits	383,354	547,091	541,967
Restricted deposits	60	60	60
Trade receivables	10,310	12,534	12,710
Other receivables	4,845	4,782	11,290
Inventory	21,276	19,510	18,390
Total current assets	909,168	797,637	893,988

Restricted deposits	846	861	881
Investment in securities	131,951	80,566	138,446
Deferred tax	259	—	—
Other receivables	831	—	—
Property plant and equipment, net	14,814	16,658	16,716
Right-of-use assets	12,963	10,166	12,072
Intangible assets	2,235	2,235	2,235
Total non-current assets	163,899	110,486	170,350
Total assets	1,073,067	908,123	1,064,338

Liabilities
Trade payables	8,148	3,433	4,696
Other payables	24,117	20,242	25,265
Current portion of lease liability	4,507	4,014	4,473
Current portion of bank loan	235	148	38
Total current liabilities	37,007	27,837	34,472

Liability in respect of government grants	1,861	983	1,895
Employee benefits	2,468	3,941	2,773
Long term lease liability	9,000	7,429	8,742
Deferred tax liabilities	—	—	75
Bank loan	588	333	595
Total non-current liabilities	13,917	12,686	14,080
Total liabilities	50,924	40,523	48,552

Equity
Non-controlling interests	660	965	1,011
Share capital	399,327	407,338	400,700
Share premium and capital reserves	1,299,303	1,303,332	1,299,542
Treasury shares	(89,375)	(167,651)	(97,896)
Foreign currency translation reserve	938	2,638	2,929
Remeasurement of net defined benefit liability (IAS 19)	1,448	(726)	707
Accumulated loss	(590,158)	(678,296)	(591,207)
Equity attributable to owners of the Company	1,021,483	866,635	1,014,775
Total equity	1,022,143	867,600	1,015,786
Total liabilities and equity	1,073,067	908,123	1,064,338

[3]	The December 31, 2023 balances were derived from the Company’s audited annual financial statements

Unaudited Consolidated Statements of Profit or Loss and Other Comprehensive Income

	Nine Months Ended September 30,		Three Months Ended September 30,		For the Year Ended
	2023	2024	2023	2024	2023
	Thousands	Thousands	Thousands	Thousands	Thousands
	USD	USD	USD	USD	USD
Revenues	41,860	43,206	12,158	14,856	56,314
Cost of revenues	23,186	22,992	6,739	7,693	30,759
Cost of revenues - write-down of inventories	244	72	50	7	97
Total cost of revenues	23,430	23,064	6,789	7,700	30,856
Gross profit	18,430	20,142	5,369	7,156	25,458
Research and development expenses	48,424	28,055	12,788	9,801	62,004
Sales and marketing expenses	23,418	20,690	7,715	6,952	31,707
General and administrative expenses	44,203	28,143	20,848	9,960	58,254
Other expenses (income), net	—	3,333	—	721	(1,627)
Operating loss	(97,615)	(60,079)	(35,982)	(20,278)	(124,880)
Finance income	51,559	33,332	11,101	12,704	70,934
Finance expenses	8,385	61,038	42,265	1,113	1,652
Loss before taxes on income	(54,441)	(87,785)	(67,146)	(8,687)	(55,598)
Tax (expenses) benefit	121	(78)	273	47	(62)
Loss for the period	(54,320)	(87,863)	(66,873)	(8,640)	(55,660)
Loss attributable to non-controlling interests	(819)	(774)	(269)	(294)	(1,110)
Loss attributable to owners	(53,501)	(87,089)	(66,604)	(8,346)	(54,550)

Loss per share
Basic loss per share	(0.21)	(0.40)	(0.26)	(0.05)	(0.22)

Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss
Foreign currency translation differences for foreign operations	344	(297)	(253)	1,411	2,368
Other comprehensive income items that will not be transferred to profit or loss
Remeasurement of net defined benefit liability (IAS 19), net of tax	(1,060)	(1,433)	—	—	(1,801)
Total other comprehensive (loss) income for the period	(716)	(1,730)	(253)	1,411	567
Total comprehensive loss for the period	(55,036)	(89,593)	(67,126)	(7,229)	(55,093)
Comprehensive loss attributable to non-controlling interests	(830)	(780)	(284)	(269)	(1,088)
Comprehensive loss attributable to owners of the Company	(54,206)	(88,813)	(66,842)	(6,960)	(54,005)

Consolidated Statements of Changes in Equity (Unaudited)
(In thousands of USD)

	Share capital	Share premium and capital reserves	Remeasurement of IAS 19	Treasury shares	Foreign currency translation reserve	Accumulated loss	Total	Non-controlling interests	Total equity
	Thousands	Thousands	Thousands	Thousands	Thousands	Thousands	Thousands	Thousands	Thousands
	USD	USD	USD	USD	USD	USD	USD	USD	USD
For the nine months ended September 30, 2024:
Balance as December 31, 2023	400,700	1,299,542	707	(97,896)	2,929	(591,207)	1,014,775	1,011	1,015,786
Investment of non-controlling party in subsidiary	—	—	—	—	—	—	—	734	734
Loss for the period	—	—	—	—	—	(87,089)	(87,089)	(774)	(87,863)
Other comprehensive loss for the period	—	—	(1,433)	—	(291)	—	(1,724)	(6)	(1,730)
Exercise of warrants, options and vesting of RSUs	6,638	(6,638)	—	—	—	—	—	—	—
Repurchase of treasury shares	—	—	—	(69,755)	—	—	(69,755)	—	(69,755)
Share-based payment acquired	—	(363)	—	—	—	—	(363)	—	(363)
Share-based payments	—	10,791	—	—	—	—	10,791	—	10,791
Balance as of September 30, 2024	407,338	1,303,332	(726)	(167,651)	2,638	(678,296)	866,635	965	867,600

	Share capital	Share premium and capital reserves	Remeasurement of IAS 19	Treasury shares	Presentation / Foreign currency translation reserve	Accumulated loss	Total	Non-controlling interests	Total equity
	Thousands	Thousands	Thousands	Thousands	Thousands	Thousands	Thousands	Thousands	Thousands
	USD	USD	USD	USD	USD	USD	USD	USD	USD
For the three months ended September 30, 2024:
Balance as of Jun 30, 2024	405,690	1,301,022	(726)	(167,651)	1,252	(669,950)	869,637	618	870,255
Investment of non-controlling party in subsidiary	—	—	—	—	—	—	—	616	616
Loss for the period	—	—	—	—	—	(8,346)	(8,346)	(294)	(8,640)
Other comprehensive gain for the period	—	—	—	—	1,386	—	1,386	25	1,411
Exercise of warrants, options and vesting of RSUs	1,648	(1,648)	—	—	—	—	—	—	—
Share-based payments	—	3,958	—	—	—	—	3,958	—	3,958
Balance as of September 30, 2024	407,338	1,303,332	(726)	(167,651)	2,638	(678,296)	866,635	965	867,600

Consolidated Statements of Cash Flows (Unaudited)
(In thousands of USD)

	Nine Months Ended September 30,		Three Months Ended September 30,		Year Ended December 31,
	2023	2024	2023	2024	2023
Cash flow from operating activities:
Net loss	(54,320)	(87,863)	(66,873)	(8,640)	(55,660)
Adjustments:
Depreciation	4,551	4,961	1,588	1,530	6,544
Financing income, net	(26,675)	(30,165)	(9,053)	(12,325)	(46,281)
(Loss) gain from revaluation of financial liabilities accounted at fair value	468	(9)	(17)	(42)	461
Loss (gain) from revaluation of financial assets accounted at fair value	(16,967)	57,880	40,234	776	(23,462)
Loss (gain) from disposal of property plant and equipment and right-of-use assets	333	72	(12)	66	326
Increase in deferred tax	(95)	—	—	—	(11)
Share-based payments	15,810	10,791	4,268	3,958	20,101
Other	121	116	53	42	164
	(22,454)	43,646	37,061	(5,995)	(42,158)
Changes in assets and liabilities:
(Increase) decrease in inventory	(3,253)	(1,609)	(2,041)	290	(340)
Decrease (increase) in other receivables	1,659	6,238	990	393	(5,775)
(Increase) decrease in trade receivables	(3,951)	217	2,088	214	(5,603)
Increase (decrease) in other payables	2,908	(3,930)	4,253	(151)	4,856
Decrease in employee benefits	(992)	(282)	(593)	(414)	(1,478)
Increase (decrease) in trade payables	4,742	(1,015)	5,570	395	1,089
	1,113	(381)	10,267	727	(7,251)
Net cash used in operating activities	(75,661)	(44,598)	(19,545)	(13,908)	(105,069)

Cash flow from investing activities:
Change in bank deposits	(37,016)	(7,563)	114,375	(12,975)	(189,060)
Interest received	29,804	32,835	11,806	10,120	41,529
Change in restricted bank deposits	(38)	(11)	(4)	14	(27)
Acquisition of property plant and equipment	(9,066)	(1,659)	(1,945)	(490)	(9,098)
Acquisition of intangible asset	(1,524)	(711)	(1,524)	—	(1,524)
Payment of a liability for contingent consideration in a business combination	(9,255)	—	—	—	(9,255)
Other	—	—	—	—	835
Net cash from (used in) investing activities	(27,095)	22,891	122,708	(3,331)	(166,600)
Cash flow from financing activities:
Lease payments	(3,640)	(3,458)	(1,169)	(1,152)	(4,823)
Repayment long-term bank debt	(193)	(143)	(97)	(36)	(536)
Proceeds from non-controlling interests	550	555	—	555	1,089
Amounts recognized in respect of government grants liability	(225)	(137)	(53)	(36)	(298)
Payments of share price protection recognized in business combination	(1,780)	(363)	—	—	(4,459)
Repurchase of treasury shares	(85,726)	(69,755)	(65,985)	—	(96,387)
Net cash used in financing activities	(91,014)	(73,301)	(67,304)	(669)	(105,414)
Increase (decrease) in cash and cash equivalent s	(193,770)	(95,008)	35,859	(17,908)	(377,083)
Cash and cash equivalents at beginning of the period	685,362	309,571	454,555	231,777	685,362
Effect of exchange rate fluctuations on cash	(2,269)	(903)	(1,091)	(209)	1,292
Cash and cash equivalents at end of the period	489,323	213,660	489,323	213,660	309,571

Non-cash transactions:
Intangible asset acquired on credit	—	—	—	—	711
Property plant and equipment acquired on credit	410	124	82	124	214
Repurchase of treasury shares on credit	2,140	—	(1,378)	—	—
Recognition of a right-of-use asset	199	1,215	—	992	929

Non-IFRS Measures

The following are reconciliations of income before taxes, as calculated in accordance with International Financial Reporting Standards (“IFRS”), to EBITDA and Adjusted EBITDA, as well as of gross profit, as calculated in accordance with IFRS, to Adjusted Gross Profit:

	For the Nine-Months Period Ended September 30, 2023	For the Nine-Months Period Ended September 30, 2024	For the Three-Month Period Ended September 30, 2023	For the Three-Months Period Ended September 30, 2024
	In thousands of USD		In thousands of USD
Net loss	(54,320)	(87,863)	(66,873)	(8,640)
Tax expenses (benefits)	(121)	78	(273)	(47)
Depreciation	4,551	4,961	1,588	1,530
Interest income	(34,575)	(32,481)	(11,008)	(10,635)
EBITDA (loss)	(84,465)	(115,305)	(76,566)	(17,792)
Finance expenses (income) from revaluation of assets and liabilities	(16,139)	57,527	40,160	31
Exchange rate differences	7,490	2,297	2,015	(1,011)
Share-based payments expenses	15,810	10,791	4,268	3,958
Other extraordinary income	—	(115)	—	—
Adjusted EBITDA (loss)	(77,304)	(44,505)	(30,123)	(14,814)

Gross profit	18,430	20,142	5,369	7,156
Depreciation	275	309	89	125
Share-based payments expenses	1,189	687	377	225
Adjusted gross profit	19,894	21,138	5,835	7,506

	For the Nine-Months Period Ended September 30, 2023	For the Nine-Month Period Ended September 30, 2024	For the Three-Months Period Ended September 30, 2023	For the Three-Months Period Ended September 30, 2024
	In thousands of USD		In thousands of USD
Change in cash, cash equivalents and deposits	(159,352)	(90,807)	(81,731)	(3,082)
Repurchase of treasury shares	85,726	69,755	65,985	-
Net Cash Burn	(73,626)	(21,052)	(15,746)	(3,082)

	For the Nine-Months Period Ended September 30, 2023	For the Nine-Months Period Ended September 30, 2024	For the Three-Month Period Ended September 30, 2023	For the Three-Months Period Ended September 30, 2024
	In thousands of USD		In thousands of USD
Loss for the period	(54,320)	(87,863)	(66,873)	(8,640)
Gain (loss) from revaluation of the investment in Stratasys shares	16,966	(57,880)	(40,325)	(776)
Net Loss excluding changes in Company’s holdings in Stratasys shares	(71,286)	(29,983)	(26,638)	(7,864)

EBITDA is a non-IFRS measure and is defined as income before taxes, excluding depreciation and amortization expenses and interest income. We believe that EBITDA, as described above, should be considered in evaluating the Company’s operations. EBITDA facilitates the Company’s performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures, and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively), and EBITDA is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without regard to the items mentioned above.

Adjusted EBITDA is a non-IFRS measure and is defined as earnings before other financial income, income tax, depreciation and amortization, share-based payments and other extraordinary income, net, which consists of additional compensation for damaged fixed assets. Other financial expenses (income), net includes exchange rate differences as well as finance income or revaluation of assets and liabilities. We believe that Adjusted EBITDA, as described above, should also be considered in evaluating the company’s operations. Like EBITDA, Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting other financial expenses (income), net), and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively), as well as from share-based payment expenses, and Adjusted EBITDA is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without regard to non-cash items, such as expenses related to share-based payments.

Adjusted gross profit, excluding depreciation and amortization and share-based compensation expenses, is a non-IFRS measure and is defined as gross profit excluding amortization expenses. We believe that adjusted gross profit, as described above, should also be considered in evaluating the Company’s operations. Adjusted gross profit facilitates gross profit and gross margin comparisons from period to period and company to company by backing out potential differences caused by variations in amortization of inventory and intangible assets. Adjusted gross profit is useful to an investor in evaluating our performance because it enables investors, securities analysts and other interested parties to measure a company’s performance without regard to non-cash items, such as amortization expenses. Adjusted gross margin is calculated by dividing the adjusted gross profit by the revenues.

EBITDA, Adjusted EBITDA, and Adjusted gross profit do not represent cash generated by operating activities in accordance with IFRS and should not be considered alternatives to net income (loss) as indicators of our operating performance or as measures of our liquidity. These measures should be considered in conjunction with net income (loss) as presented in our consolidated statements of profit or loss and other comprehensive income. Other companies may calculate these measures differently than we do.

Net Loss excluding changes in Company’s holdings in Stratasys’ shares. We believe that by excluding the value of the Company’s holdings in Stratasys’ shares we neutralize the volatility of these shares and provide investors an additional measurement to evaluate the operating performance of the Company and its liquidity. This measurement should not be considered as an alternative to net income (loss) as an indicator of our operating performance or as a measure of our liquidity. This measurement should be considered in conjunction with net income (loss) as presented in our consolidated statements of profit or loss and other comprehensive income.

Net cash burn is a non-IFRS measure and defined as the change in cash, cash equivalents and deposits net of treasury shares repurchase and Stratasys shares. We believe that net cash burn, as described above, should be considered in evaluating the Company’s financial strength. Net cash burn gives a sense of how our use of cash and cash flow has changed overtime.